Exhibit 99.1
Qiao Xing Universal Resources Announces Consolidated 2010 Financial Results
HUIZHOU, China, May 31, 2011 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (NASDAQ: XING) (“XING” or the “Company”), a leading company in the molybdenum mining business as well as a company with substantial assets in the resources industry, today announced its unaudited consolidated financial results for the fiscal year ended December 31, 2010.
“Our mining operations grew significantly in 2010 as our mining operations began to contribute significantly to our financial results. Furthermore, we completed two additional mine acquisitions at the end of 2010 and these two operational and producing mines will contribute substantially in 2011,” stated Mr. Ruilin Wu, the Company’s Chairman and Chief Executive Officer. “As seen by the impressive rise in revenue and net income in 2010, we are continuing to implement our strategy of becoming a pure-play resources company even as we work to finalize our options as relates to our remaining telecommunications business.”
In fiscal 2010, the Company generated strong results from its mining business with revenues of RMB300.4 million (US$45.5 million), compared to RMB193.9 million in fiscal 2009, and net income in fiscal 2010 of RMB 90.6 million (US$13.7 million) compared to RMB64.2 million in fiscal 2009. This represents an increase in mining revenues and net income of 55% and 41%, respectively. Meanwhile, the Company’s 56% owned subsidiary, Qiao Xing Mobile Communication Co., Ltd. (“QXM”), strategically contracted its mobile phone business due to an unfavorable competition environment so as to limit its operating losses as it assesses its corporate options. Due to the operating losses attributable to its QXM subsidiary, the Company recorded a net loss of RMB 57.3 million (US$8.7 million) on a consolidated basis, compared to a consolidated net loss of RMB 259.9 million in 2009. As of December 31, 2010, the Company had cash and equivalents of RMB 3,178.1 million (US$481.5 million) on its consolidated balance sheet.
During the past year, the Company completed two acquisitions: (1) The acquisition of a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. (“Xinyuan”), which owns a mine with estimated ore reserves of 9,749,000 tons which primarily contains lead, zinc and copper, and; (2) the acquisition of a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd. (“Aolunhua”). Aolunhua owns a copper-molybdenum mine with reserves of 372.9 million tons of ore that contains molybdenum metal, copper and silver. XING recently completed all of its financial purchase obligations for these two mining assets. The Company also owns the right to receive the expected residual returns from Chifeng Haozhou Mining Limited (“Haozhou”) with estimated proven reserves of 30,985 tons of molybdenum metal (at an average grade of 0.40%) and reserves of other minerals. With available current cash on hand and operating cash flow to be generated by its diversified mining assets, the Company believes that it is well positioned to optimize the operation of its mining business as well to increase its presence in the resources industry in 2011 and beyond.
XING is continuing to assess the various alternatives available to it in terms of divesting of its QXM subsidiary. The Company will seek to announce its strategy as to QXM concurrent with its filing of its Form 20-F in June 2011. The Company’s strategic plan is to optimize the operation of its mining assets, acquire future high potential mining assets and to become a pure resources company. The Company believes that its state-of-the-art mining operations, its management expertise and its acquisitions strategy will enable it to generate a high return on its assets as it seeks to maximize value for shareholders.
Unaudited consolidated balance sheets as of December 31, 2010 and 2009, as well as unaudited statements of operations for the years ended December 31, 2010, 2009 and 2008 are as follows:

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010

	2009	2010
	RMB'000	RMB'000	US$'000
ASSETS
Current assets:
Cash and cash equivalents	3,709,503	3,178,156	481,539
Restricted cash	251,720	37,758	5,720
Accounts receivable, net	123,082	247,953	37,569
Inventories	98,012	61,848	9,371
Prepaid expenses	184,339	87,174	13,208
Other current assets	37,025	37,112	5,623
Due from related parties	25	24	4
Deferred income taxes-current	15,942	—	—
Assets held for sale	163,000	—	—
Due from discontinued operations	200,000	—	—

Total current assets	4,782,648	3,650,025	553,034
Property, machinery and equipment, net	170,485	269,895	40,893
Proven and probable reserves	712,121	672,610	101,911
Construction in progress	86,591	61,824	9,367
Investment at cost	5,000	184,860	28,009
Goodwill	82,058	—	—
Value beyond proven and probable reserves	67,295	67,295	10,196
Other acquired intangible assets, net	4,433	—	—
Acquisition deposit	—	352,800	53,455
Deferred income taxes-noncurrent	—	1,143	173

Total assets	5,910,631	5,260,452	797,038

LIABILITIES

Current liabilities:
Short-term bank borrowings	884,708	446,000	67,576
Accounts payable	60,750	40,349	6,114
Other payables	57,238	100,881	15,285
Accrued liabilities	40,472	25,237	3,824
Deposits received	1,310	1,310	198
Deferred revenues	16,370	3,902	591
Due to related parties	5,118	9,324	1,413
Taxation payable	15,016	15,912	2,411
Embedded derivative liability	63,096	20,113	3,047
Convertible notes	233,716	112,162	16,994
Assets retirement obligation	4,013	10,837	1,642
Deferred income taxes-current	—	1,421	215

Total current liabilities	1,381,807	787,448	119,310
Shareholders’ loans	6,732	6,509	986
Warrants liabilities	148,921	69,831	10,580
Deferred income taxes-noncurrent	175,281	167,258	25,343

Total liabilities	1,712,741	1,031,046	156,219

Commitments and contingencies

SHAREHOLDERS’ EQUITY
XING equity:
Common stock, par value RMB0.008 (equivalent of US$0.001); authorized 200,000,000 shares as of December 31, 2009 and 2010; outstanding and fully paid —82,327,993 as of December 31, 2009 and 95,802,363 as of December 31,2010	602	693	104
Additional paid-in capital	2,404,998	2,627,793	398,151
Retained earnings	796,736	728,646	110,401
Cumulative translation adjustments	(160,532)	(154,218)	(23,366)

Total XING equity	3,041,804	3,202,914	485,290
Noncontrolling interest	1,156,086	1,026,492	155,529

Total equity	4,197,890	4,229,406	640,819

Total liabilities and shareholders’ equity	5,910,631	5,260,452	797,038

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010
	RMB'000	RMB'000	RMB'000	US$'000
Net sales	2,153,873	1,826,799	1,155,942	175,143
Cost of goods sold	(1,287,096)	(1,474,930)	(1,077,857)	(163,312)

Gross profit	866,777	351,869	78,085	11,831
Operating expenses:
Selling expenses	(146,551)	(110,444)	(112,832)	(17,096)
General and administrative expenses	(59,794)	(114,807)	(69,843)	(10,582)
Research and development	(29,242)	(36,404)	(18,943)	(2,870)
Amortization of acquired intangible assets	(11,727)	(4,733)	(4,433)	(672)
Impairment of assets held for sale	—	(5,957)	—	—
Impairment of goodwill	—	—	(82,058)	(12,433)
Impairment of acquired intangible assets	(26,235)	(13,600)	—	—

Income from operations	593,228	65,924	(210,024)	(31,822)
Interest income	54,821	28,641	24,357	3,690
Exchange (loss) gain, net	(16,971)	406	(4,090)	(620)
Interest expense	(311,710)	(222,804)	(46,894)	(7,105)
(Loss) gain on remeasurement of embedded derivatives	160,036	(8,258)	19,006	2,880
Gain on disposal of interests in subsidiaries	2,269	—	—	—
Gain (loss) on issue/repurchase of stocks by subsidiaries	4,351	—	—	—
Gain (loss) on extinguishment of convertible notes	(10,634)	(15,261)	10,025	1,519
Impairment of investment at cost	—	(2,802)	—	—
Unrealized gain (loss) on derivatives	—	(4,673)	48,745	7,386
Other income (loss), net	(3,700)	166	(1,468)	(222)

Income (loss)from continuing operations before income tax	471,690	(158,661)	(160,343)	(24,294)
Provision for income tax	(155,717)	(43,939)	(47,847)	(7,250)

Income (loss) from continuing operations, net of tax	315,973	(202,600)	(208,190)	(31,544)
Discontinued operations, net of tax	(290,953)	(139,782)	—	—

Net income (loss)for the year	25,020	(342,382)	(208,190)	(31,544)
Net (income) loss attributable to the noncontrolling interest	(161,814)	82,486	150,808	22,850

Net income (loss)	(136,794)	(259,896)	(57,382)	(8,694)

Other comprehensive income (loss) — Translation adjustments	(33,815)	(85,883)	6,314	957

Comprehensive income (loss)	(170,609)	(345,779)	(51,068)	(7,737)

Basic earnings (loss) per common share:
Continuing operations	4.98	(1.91)	(0.63)	(0.10)
Discontinued operations	(9.40)	(2.22)
Extraordinary gain

Total	(4.42)	(4.13)	(0.63)	(0.10)

Diluted earnings (loss) per common share:
Continuing operations	3.51	(1.91)	(0.63)	(0.10)
Discontinued operations	(9.40)	(2.22)
Extraordinary gain

Total	(5.89)	(4.13)	(0.63)	(0.10)

Weighted average number of shares outstanding
Basic	30,949,000	62,837,000	91,179,000	91,179,000

Diluted	30,949,000	62,837,000	91,179,000	91,179,000

Amounts attributable to shareholders	RMB'000	RMB'000	RMB'000	US$'000
Income (loss) from continuing operations, net of taxes	154,159	(120,114)	(57,382)	(8,694)
Discontinued operations, net of taxes	(290,953)	(139,782)	—	—

Net income (loss)	(136,794)	(259,896)	(57,382)	(8,694)

Foreign Exchange Rate Used
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of the amounts from Renminbi (RMB) into United States dollars for the convenience of readers were calculated at the noon purchase rate of US$1.00 = RMB6.60 on December 31, 2010 in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. Dollars at that rate on December 31, 2010, or on any other specific date. The percentages stated are calculated based on RMB.
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum mining industry with substantial assets in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.
XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.
XING is well positioned to optimize the operation of its mining business as well to increase its presence in the resources industry in 2011 and beyond. XING will continue to seek opportunities to acquire future high potential mining assets. At the same time, XING is also working to divest its remaining mobile-phone business to become a pure-play resources company.
Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements. Forward-looking statements include all statements other than statements of historical facts, such as statements regarding the Company’s plans to improve efficiencies in the day-to-day operations of its mines, the Company’s plans to enhance production processes and management efficiencies, the Company’s plans to develop more efficient production processes for molybdenum exploration and extraction and the Company’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of May 31, 2011.
Company Contact:
Qiao Xing Universal Resources
Rick Xiao, Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR Agency Contacts:
CCG Investor Relations Inc.
Mabel Zhang, Associate Partner
+1 310-954-1383
Email: mabel.zhang@ccgir.com
David Rudnick, Account Manager
+1 646-626-4172
Email: david.rudnick@ccgir.com